TIANCI INTERNATIONAL, INC.

June 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Tianci International, Inc.
Registration Statement on Form S-1
File No. 333-296417
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tianci International, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, June 15, 2026, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the Registration Statement.

Very truly yours,

Tianci International, Inc.

By:	/s/ Shufang Gao
Name:	Shufang Gao
Title:	Chief Executive Officer